October 24, 2012

Mr. Daniel Leslie

United States Securities and Exchange commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Sonic Automotive, Inc. – Comment Letter dated October 2, 2012 to Registration Statement on Form S-4 (Reg. No. 333-183789)

Dear Mr. Leslie:

Sonic Automotive, Inc. (“Sonic”) is submitting the following responses to comments received from the Staff of the Division of Corporation Finance (“Staff”) in its letter dated October 2, 2012. For your convenience, the Staff’s comments have been reproduced in bold-faced type before each response in this letter. Concurrent with the submission of this letter, Sonic has filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to Registration Statement on Form S-4 (file No. 333-183709) (“Amendment No. 1”), which contains disclosure responsive to the comments listed below.

Cautionary Notice Regarding Forward-Looking Statements, page ii

1.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do no apply to statements made in connection with the offering.

Amendment No. 1 reflects the deletion of the reference to the safe harbor.

Prospectus Summary, page 1

The Exchange Offer, page 2

Delivery of Series B Notes, page 5

2.	We note the disclosure indicating that you will deliver new notes “as soon as reasonably practicable” after acceptance or return any old notes not accepted for exchange “as promptly as practicable” upon expiration or termination of the exchange offer. Rule 14e-1 (c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Additionally, please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance.

Amendment No. 1 reflects the revisions referred to in Staff’s comments above.

The Exchange Offer, page 23

Expiration Date; Amendments, page 26

3.	You reserve the right, on page 26, “to delay accepting any [ notes] … ” under certain conditions. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-l(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please so state. This comment also applies to the delay referred to in the second paragraph on page 2 of your Form of Letter of Transmittal attached as Exhibit 99.1 to your registration statement.

Amendment No. 1 reflects the deletion of the reference “to delaying accepting any notes…” on page 26. The second paragraph on page 2 of the Form of Letter of Transmittal has been revised as well.

Part II, page II-I

Item 20. Indemnification of Directors and Officers, page II-I

4.	Please provide the disclosure required by Item 702 of Regulation S-K for each co-registrant.

Amendment No. 1 contains the disclosure required by Item 702 of Regulation S-K for the co-registrants.

Exhibits

Exhibit 5.1 Opinion of Counsel

5.	Please have your counsel remove clause (vii) in the first paragraph on page 2 of its legal opinion. Please note it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. See Section II.B.3.a. of Staff Legal Bulletin No. 19 available on our website atwww.sec.gov. Alternatively, please file as exhibits to your registration statement the opinion(s) of local counsel(s) as described in Section II.B.3.e. of Staff Legal Bulletin No. 19. In addition, please explain the purpose and need for the limitation in clause (v) on page 4 or revise to delete this limitation.

The clauses referred to in Staff’s comment above have been removed and are not contained in the revised version of Exhibit 5.1 that has been filed with Amendment No. 1.

6.	We note counsel’s limitation in the penultimate sentence of the third paragraph on page 2 of its opinion that its “opinions with respect to the laws of such states are based solely upon [counsel’s] reading of the texts of the relevant corporate, limited liability company and limited partnership statutes.” In light of the generally accepted view that an opinion that a debt security or guarantee is a binding obligation necessarily encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation, please either delete this limitation or appropriately revise this limitation. Please see Section II.B.1.e of Staff Legal Bulletin No. 19. In addition, counsel’s statement that its “opinions … are based solely upon [counsel’s] reading of the texts” of the relevant statute appears to inappropriately limit the scope of the opinion. Please see Section IIB.3.c of Staff Legal Bulletin No. 19.

The qualifications referred to in Staff’s comment above have been removed and are not contained in the revised version of Exhibit 5.1 that has been filed with Amendment No. 1.

7.	Please explain the purpose and need for the qualifications in clauses (ii)(A), (ii) (B) (II) , (ii)(E) and (iii) on page 3 and clause (iv) on page 4 or revise to delete these clauses. Please see Sections II.B.l.e and II.B.3.a of Staff Legal Bulletin No. 19.

The qualifications referred to in Staff’s comment above have been removed and are not contained in the revised version of Exhibit 5.1 that has been filed with Amendment No. 1.

In connection with submitting these responses, the Company acknowledges the following:

•	Should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call please call Sonic’s counsel, Thomas H. O’Donnell, Jr. at (704) 335-2756 or Robert B. Murphy at (202) 906-8721, at your convenience.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ Stephen K. Coss

Stephen K. Coss
Senior Vice President and General Counsel

cc:	Thomas H. O’Donnell, Jr., Dykema Gossett PLLC Robert B. Murphy, Dykema Gossett PLLC